UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

DIGITAL ECOSYSTEMS CORP.
(Name of Issuer)

COMMON STOCK, $0.0001 PER SHARE PAR VALUE
(Title of Class of Securities)

25385J 10 0
(CUSIP Number)

GREGORY LEIGH LYONS
1313 E. Maple Street
Bellingham, WA 98225
 (360) 305-5438
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25385J 10 0

1.	Names of Reporting Person: GREGORY LEIGH LYONS
I.R.S. Identification Nos. of above persons (entities only).:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 500,000* SHARES

8.	Shared Voting Power: NOT APPLICABLE

9.	Sole Dispositive Power: 500,000* SHARES

10.	Shared Dispositive Power: NOT APPLICABLE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 500,000* SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11): 1.7%

14.	Type of Reporting Person (See Instructions): IN

*	As adjusted to reflect a 10 for 1 stock split effected on September 16, 2005. As of March 10, 2006, there were 28,700,000* Company Shares issued and outstanding.

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CUSIP No. 25385J 10 0

ITEM 1.                     SECURITY AND ISSUER.

Item 1 of the previously filed Schedule 13D is amended to read as follows:

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.0001* per share (the “Shares”), of Digital Ecosystems Corp., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at #1500 – 701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6.

ITEM 2.                     IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:

Gregory Leigh Lyons

B.	Residence or Business Address:

The business address of Mr. Lyons is 1313 E. Maple Street, Bellingham, WA 98225.

C.	Present Principal Occupation and Employment:

Mr. Lyons is the Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and a Director of the Company.

D.	Mr. Lyons has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.

Mr. Lyons has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship:

Mr. Lyons is a citizen of the United States.

ITEM 3.                     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the previously filed Schedule 13D is amended to read as follows:

Mr. Gregory Leigh Lyons acquired 250,000 (pre-split) shares of common stock of the Company from Ms. Valentina Tuss, a director of the Company, on September 15, 2005 for an aggregate purchase price of $20,000. The purchase of the shares of common stock by Mr. Lyons from Ms. Tuss was consummated in a private transaction and the consideration for the acquisition was paid from the personal funds of Mr. Lyons.

On March 2, 2006, Mr. Lyons transferred 1,000,000* shares of common stock of the Company held by him pursuant to Section 4(2) and Regulation S of the Securities Act to T&A Agents Limited (“T&A”) in consideration of a payment of $60,000. The transfer of the shares of common stock by Mr. Lyons to T&A was consummated in a private transaction and the consideration for the sale has been paid from the funds of T&A.

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On March 2, 2006, Mr. Lyons transferred 1,000,000* shares of common stock of the Company held by him pursuant to Section 4(2) and Regulations S of the Securities Act to Prophetic Limited ( “Prophetic”) in consideration of a payment of $60,000. The transfer of the shares of common stock by Mr. Lyons to Prophetic was consummated in a private transaction and the consideration for the sale has been paid from the funds of Prophetic.

ITEM 4.                     PURPOSE OF TRANSACTION

Item 4 of the previously filed Schedule 13D is amended to read as follows:

On September 1, 2005, Mr. Gregory Leigh Lyons, as purchaser, and Ms. Valentina Tuss, as seller and president and a director of the Company, entered into a share transfer and cancellation agreement (the “Share Transfer and Cancellation Agreement”) pursuant to which Mr. Lyons acquired 250,000 (pre-split) shares of our common stock (representing approximately 8.7% of the outstanding shares of our common stock on September 1, 2005) for an aggregate purchase price of $20,000 and Ms. Tuss surrendered for cancellation the remaining 6,250,000 (pre-split) shares held by her. The purchase of the shares of common stock by Mr. Lyons from Ms. Tuss was consummated in a private transaction and Mr. Lyons was considered to be in "control" of the Company.

The purpose or purposes of the acquisition of the Shares by Mr. Lyons was for investment purposes. Mr. Lyons became the Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and a Director of the Company. Depending on market conditions and other factors, Mr. Lyons might acquire additional shares of the Company’s common stock as appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Lyons also reserved the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

On March 2, 2006, Mr. Lyons, as seller, and T&A, as purchaser, entered into a share transfer agreement pursuant to which Mr. Lyons transferred 1,000,000 shares of the Company’s common stock (representing approximately 3.5% of the outstanding shares) held by him pursuant to Section 4(2) and Regulation S of the Securities Act to T&A for an aggregate price of $60,000. The transfer of the shares of common stock by Mr. Lyons to T&A was consummated in a private transaction and the consideration for the sale has been paid from the funds of T&A.

On March 2, 2006, Mr. Lyons, as seller, and Prophetic, as purchaser, entered into a share transfer agreement pursuant to which Mr. Lyons transferred 1,000,000* shares of the Company’s common stock (representing approximately 3.5% of the outstanding shares) held by him pursuant to Section 4(2) and Regulations S of the Securities Act to Prophetic for an aggregate price of $60,000. The transfer of the shares of common stock by Mr. Lyons to Prophetic was consummated in a private transaction and the consideration for the sale has been paid from the funds of Prophetic.

As of the date of this report, as a result of above transactions, Mr. Lyons’s shares of the Company represent less than 5% of the total issued and outstanding amount of the shares of the Company and Mr. Lyons is no longer considered a 5% holder.

As of the date hereof, except as described above, Mr. Lyons does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s Certificate of Incorporation or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

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CUSIP No. 25385J 10 0

ITEM 5.                     INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the previously filed Schedule 13D is amended as follows:

(a)	Aggregate Beneficial Ownership:

As of March 2, 2006, Mr. Lyons beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock
Common Stock	500,000*	1.7%

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of March 10, 2006, there are 28,700,000* Company Shares issued and outstanding.

(b)	Power to Vote and Dispose of the Company Shares:

Mr. Lyons has the sole power to vote or to direct the vote of the Company Shares held by him and has the sole power to dispose of or to direct the disposition of the Company Shares held by him.

(c)	Transactions Effected During the Past 60 Days:

Mr. Lyons has effected the following transactions in the Company’s securities during the prior 60 days:

On March 2, 2006, Mr. Lyons, as seller, and T&A, as purchaser, entered into a share transfer agreement pursuant to which Mr. Lyons transferred 1,000,000* shares of our common stock (representing approximately 3.5% of the outstanding shares of our common stock) held by him pursuant to Section 4(2) and Regulation S of the Securities Act to T&A for an aggregate price of $60,000. The transfer of the shares of common stock by Mr. Lyons to T&A was consummated in a private transaction and the consideration for the sale has been paid from the funds of T&A. The shares were transferred as part of the reorganization of the Company from a water information and research company to a company focused on the development and acquisition of mineral properties.

On March 2, 2006, Mr. Lyons, as seller, and Prophetic, as purchaser, entered into a share transfer agreement pursuant to which Mr. Lyons transferred 1,000,000* shares of our common stock (representing approximately 3.5% of the outstanding shares of our common stock) held by him pursuant to Section 4(2) and Regulations S of the Securities Act to Prophetic for an aggregate price of $60,000. The transfer of the shares of common stock by Mr. Lyons to Prophetic was consummated in a private transaction and the consideration for the sale has been paid from the funds of Prophetic. The shares were transferred as part of the reorganization of the Company from a water information and research company to a company focused on the development and acquisition of mineral properties.

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CUSIP No. 25385J 10 0

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

March 2, 2006.

ITEM 6.                     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.                     MATERIAL TO BE FILED AS EXHIBITS.

1.	Share Transfer Agreement dated March 1, 2006 between Gregory Leigh Lyons and T&A Agents Limited.

2.	Share Transfer Agreement dated March 1, 2006 between Gregory Leigh Lyons and Prophetic Limited.

CUSIP No. 25385J 10 0

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 2, 2006
Date

/s/ G. Leigh Lyons.
Signature

GREGORY LEIGH LYONS
Name/Title